Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Callidus Software Inc:

We consent to the use of our report, dated March 21, 2011, with respect to the consolidated balance sheets of Callidus Software Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated by reference herein.

Our report refers to changes in the accounting for other than temporary impairments of available for sale investments during the year ended December 31, 2009, resulting from the adoption of new accounting pronouncements issued by the Financial Accounting Standards Board.

/s/ KPMG LLP

Mountain View, California
August 5, 2011